Contact

www.linkedin.com/in/martin-hansen-343b00162 (LinkedIn)

Top Skills

Strategic Planning
Management
Leadership

Martin Hansen

Founder | CEO at Mavrek & Partner at Aegis Acquisitions
Las Vegas, Nevada, United States

Summary

Mavrek is a software platform that offers a proven step by step process with a full suite of digitized tools to manage the transaction. The platform allows sellers, buyers and their trusted advisors to communicate, collaborate, manage, analyze and complete a transaction with status quo altering efficiently.

Aegis Acqusitions LLC provides confidential mergers & acquisitions advisory services to business owners and corporations for both sell and buy-side transactions. We operate in all 50 states, Canada and Mexico and our industry agnostic.

Experience

Mavrek

Founder | CEO
January 2016 - Present (9 years 5 months)
U.S.

DealMaker Playbook, Inc. (DBA - Mavrek) was founded to develop web-based tools that unravel and simplify the complicated process of selling, buying, or transferring an SMB; and to provide SMB's, budding entrepreneurs, and their trusted advisors the tools to seamlessly sell, buy, or transfer an SMB anytime, anywhere, with anyone.
There are hundreds of software solutions that help SMB's become more efficient in some fashion, but none that assist with the sale, purchase, or transfer process; arguably the most important event for SMB's and budding entrepreneurs.
Mavrek is designed as a remedy to the current process, which is anecdotal and antiquated at best, not to mention expensive and stressful. Mavrek provides a clear, linear process that breaks down the process into easy to navigate "steps".
Users are provided a valuation tool, a bespoke marketplace (new) for listing a business for sale or for qualified buyers to review listed businesses for sale that fit their criteria; a proven six-step proven transactional process, AI

assisted tools, a secure data room, and customizable transactional document templates.
Thousands of users later, the Mavrek software v4.0 platform was developed to provide this easy-to-use software to a much larger user base - the millions of SMB's, budding entrepreneurs and trusted advisors in the U.S. and other English-speaking countries, manage the sale, purchase, or transfer of an SMB.
The Mavrek 4.0 software launches in August and will provide the SMB, budding entrepreneur, and the trusted advisor an application that provides serious guidance through the entire transaction process and greatly enhances the chance of completing a deal.

www.mavrek.com

Aegis Acquisitions

Senior Partner

January 1996 - Present (29 years 5 months)

United States

Aegis offers confidential Merger and Acquisition ("M&A"), Pre-divestiture Advisory ("PDA"), and Employee Stock Ownership Plan Advisory ("ESOP") for small and medium sized businesses. For the last twenty-five years, the principals of Aegis have provided advisory services to businesses in multiple industries that typically generate five to two hundred million in revenue.
The Aegis principals have successfully completed over 600 confidential transactions with an aggregate enterprise value of approximately $4.5B. Aegis' success in providing effective exit or purchase strategies to business owners in underserved communities across the United States has led Aegis to be rated by Axial as a top-tier lower middle-market firm.

Education

California State University, Bakersfield

Metropolitan Police Academy

Criminal Justice/Police Science